Filed by Inmet Mining Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Petaquilla Minerals Ltd.

Commission File No.: 333-184161

Inmet Mining Corporation
Suite 1000
330 Bay Street
PRESS RELEASE	Toronto, Canada M5H 2S8
	Tel:	(1) 416-361-6400
FOR IMMEDIATE RELEASE	Fax:	(1) 416-368-4692
October 16, 2012	www.inmetmining.com

All dollar references below in USD, unless indicated

INMET RESPONDS TO PETAQUILLA DIRECTORS’ CIRCULAR

TORONTO, Canada — TSX: IMN Inmet Mining Corporation (“Inmet”) announced that it has reviewed the Directors’ Circular (the “Circular”) issued by Petaquilla Minerals Ltd. (“Petaquilla”) on October 15, 2012 in response to the offer (the “Offer”) by Inmet to purchase all of the outstanding common shares of Petaquilla.

The Circular provides no new information that would cause Inmet to change its Offer. Inmet’s President and Chief Executive Officer, Jochen Tilk, commented, “ It is important to note that over five weeks have passed since Inmet publicly announced its intention to make an offer for Petaquilla, and Petaquilla’s management has provided no viable alternative. During the limited interaction between Petaquilla and Inmet, Petaquilla management showed no interest in pursuing Inmet’s offer on a friendly basis.  Given the status of these interactions and the absence of a viable alternative, shareholders should consider the impact on the Petaquilla share price in the event the Inmet Offer does not proceed.”

Inmet notes that the Circular fails to address the benefits which Petaquilla shareholders stand to gain from Inmet’s Offer:

•

The Offer represents a premium of 37% over the Petaquilla share price prior to the announcement of Inmet’s intention to make the Offer, and provides flexibility to select payment in the form of any combination of cash or Inmet shares at the discretion of Petaquilla’s shareholders with no proration;

•	If Petaquilla’s shareholders opt for Inmet shares, they will obtain upside exposure to the development of Cobre Panama, one of the world’s largest copper projects currently under construction;

•	The Offer eliminates significant risks to shareholders given Petaquilla’s current financial condition and the short remaining mine life of its Molejon operation in Panama; and

•	Inmet is a financially strong, well established operator and developer with a proven record of corporate responsibility, governance, environmental management and generating shareholder returns.

Petaquilla continues to incorrectly suggest that Inmet requires Petaquilla’s agreement to develop Cobre Panama. Contrary to this assertion, Inmet’s subsidiary Minera Panama S.A. (MPSA) requires no agreement from Petaquilla, has received all required permits to commence construction, and has been under full construction since May this year.

Mr. Tilk went on to say: “Inmet believes that its premium offer is the most attractive alternative for Petaquilla’s shareholders; however, the outcome of this Offer is not material to the development of Cobre Panama, and Inmet is therefore prepared to let the Offer expire.”

Cobre Panama Update

Since construction commenced in May of this year, MPSA has entered into commitments for approximately $2 billion, representing 32% of estimated capital expenditures.  Key contracts to date relate to:

•	Engineering, Procurement and Construction for a 300 MW coal-fired power plant and a 120 kilometre transmission line
•	Engineering, Procurement and Construction Management for infrastructure projects
•	Road upgrades and bridge construction
•	Coastal road joining the mine to the port
•	Temporary and permanent camp construction
•	Mass earthworks and quarry development at both the mine and port sites
•	Freight forward services

MPSA expects to award contracts relating to the mobile mine equipment fleet, the tailings management facility, the mineral processing plant, fuel supply, coal unloading facility, construction camp catering and the mine pre-stripping between now and the end of the year. The total combined value of contracts that have already been awarded and those that are expected to be awarded by year end will exceed $4 billion, or 65% of estimated capital expenditures.

Construction activities at the port and mine site are progressing well with the following highlights:

•	MPSA has obtained all required permits and land usage rights for its construction activities both at the mine and the port site
•	The installation of jack-up barges at the Caribbean coast is now completed, allowing safe mooring of barges and transports at the port site
•	The camp platform at the port site is ready to receive the first pre-fabricated camp units
•	The first camp units have been installed at the mine site and Inmet expects to have 1,200 accommodation units available by the end of 2012, growing to 6,000 units by the middle of 2013
•

MPSA has established quarries to supply hard rock for construction at both the port and mine sites. Additional quarries for crushed rock will be established at several sites over the coming months. The current and future quarries are expected to supply all aggregate required for the construction and operation of Cobre Panama

•

MPSA and its contractors are currently employing 2,500 workers, of which more than 90 percent are local residents of the provinces of Coclé and Colon, Panama. The combined construction workforce is expected to increase to more than 9,000 people by the end of 2014

How to Tender

Petaquilla shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed to them by Inmet. Laurel Hill Advisory Group, the depositary and information agent for the Offer, is available to assist and can be reached at 1-877-452-7184 or 1-416-304-0211. For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Laurel Hill prior to the expiry time, they may accept the Offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Laurel Hill as specified in the Notice of Guaranteed Delivery. If Petaquilla shares are held by a broker or other financial intermediary, Petaquilla shareholders should contact such intermediary and instruct it to tender their Petaquilla shares.

The offer is open for acceptance until 5:00 p.m. (Toronto time) on Monday, November 5, 2012, unless extended or withdrawn. The offer is subject to certain conditions, including among other things, minimum acceptance of the offer by Petaquilla shareholders holding at least 50.1 percent of the outstanding shares of Petaquilla calculated on a fully-diluted basis, the Petaquilla shareholder rights plan being waived, invalidated or cease-traded, the absence of any material adverse change in Petaquilla , and Petaquilla not completing or entering into any binding agreement with respect to its proposed US$210 million aggregate principal amount of senior secured notes announced on July 17, 2012. Full details of the offer are included in the formal offer and take-over bid circular of Inmet dated September 27, 2012.

Inmet has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F in connection with the Offer, which are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Inmet or Petaquilla.

Forward-Looking Information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words. Forward-looking statements (including with respect to the Offer and capital cost estimates) are based on assumptions that we believe to be reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

This press release is also available at www.inmetmining.com.

For further information, contact:

Flora Wood

Director, Investor Relations

(416) 361-4808

Laurel Hill Advisory Group

Toll-Free 1-877-452-7184 or (416) 304-0211